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Exhibit 21.1

Subsidiaries of the Registrant

Active subsidiaries of NeuStar, Inc. as of April 5, 2005:

Company Name	Jurisdiction of Organization
BizTelOne, Inc.	Delaware
NeuLevel, Inc.	Delaware
Sentan Registry Services, Inc.	Delaware
NeuStar Funding LLC	Delaware
NeuStar International, Inc.	Delaware
NeuStar International Services, Inc	Delaware
NeuStar Subsidiary Corp.	Delaware
NightFire Software, Inc.	Delaware
Fiducianet Acquisition Corporation	Delaware
fiducianet, Inc.	Delaware

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Subsidiaries of the Registrant Active subsidiaries of NeuStar, Inc. as of April 5, 2005